Filed pursuant to Rule 433
May 28, 2008
Relating to
Preliminary Prospectus Supplement dated May 28, 2008 to
Prospectus dated April 13, 2006
Registration Statement No. 333-132832
Cleco Power LLC
Pricing Term Sheet

Issuer:	Cleco Power LLC

Security:	6.65% Notes due 2018

Ratings (Moody’s/S&P):	Baa1/BBB

Principal Amount:	$250,000,000

Maturity:	June 15, 2018

Settlement:	June 3, 2008; T+4

Coupon:	6.65%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2008

Benchmark Treasury:	3.875% due May 15, 2018

Benchmark Treasury Yield:	4.019%

Spread to Benchmark Treasury:	2.68%

Yield to Maturity:	6.699%

Initial Price to Public:	99.643% per Note

Redemption Provisions:
Make-Whole Call:	Make whole call at T + 40 bps

CUSIP:	185508 AF5

Minimum Denominations:	$1,000

Use of Proceeds:	The proceeds to the Issuer from the sale of the notes in this offering are expected to be approximately $247.3 million, after deducting the underwriting discount and the other estimated expenses of this offering. The Issuer intends to use the net proceeds from this offering for general corporate purposes, including financing a portion of the construction costs of Rodemacher Unit 3 and repaying borrowings under its $275.0 million, five-year credit facility, some of which were used to fund a portion of the construction costs of Rodemacher Unit 3. As of May 23, 2008, $125.0 million was outstanding under the Issuer’s credit facility with a weighted average interest rate of 3.20%.

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC, Calyon Securities (USA) Inc. and KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at 800-269-6864, Calyon Securities (USA) Inc. toll-free at 866-807-6030 or KeyBanc Capital Markets Inc. toll-free at 866-227-6479.